BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the applicant required to be reported on Schedule B?

◉ Yes   ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
FREDERICK, CHARLES	I	PRESIDENT	1/2026	NA	Y	N	3272244
RICHMOND, LAURE E	I	CFO, FINOP	03/2024	NA	N	N	5115429
CHEN, DENNO MIN-WEI	I	CHIEF COMPLIANCE OFFICER	01/2025	NA	N	N	8012832
DISPIGNA, RALPH JOHN	I	DIRECTOR, HEAD OF SALES	1/2026	NA	N	N	6507539
TMX U.S. HOLDINGS, INC.	DE	SHAREHOLDER	08/2023	E	Y	N	38-4285659